Exhibit D

EXCERPTS OF TRANSCRIPT OF STELMAR CONFERENCE CALL HELD ON SEPTEMBER 30 [sic], 2004, 10:00AM EST

BAKER BURLSON with Cambian Capital. Hi, good morning. I’m just wondering given that you turned down the stock offer from OMI and are now taking cash was there a preference for cash versus stock in this transaction?

NICK: We were open to all consideration, and we didn’t receive a number

STAMATIS: There is always a strong preference for cash because cash has a little more clarity than having to pay for shares. One of the golden rules of shipping is that when you invest in shipping, you buy assets or you sell assets, you do that historically through cash, so, we’re always very keen to receive cash offer rather than stock offer. We believe cash enhances shareholder value and gives them a little more clarity than having stock from another company. At the same time, the Board has to see that all possibilities, whether they were cash or stock options, …